Exhibit 7.1

STATEMENT EXPLAINING CALCULATION OF RATIOS

Net income per share:

Stated in Chilean pesos. Net income per share have been calculated by dividing net income by the number of shares outstanding at the end of the applicable period. Because Santander-Chile has a simple capital structure, net income per share represent both basic and diluted net income per share.

Net income per ADS:

Calculated on the basis of 1,039 shares per ADS.

Dividends per share/ADS:

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2008 dividend must be proposed and approved during the first four months of 2009.

The dividend per share and dividend per ADS  in year t is calculated as the dividend approved and paid to shareholders in period t+1 divided by the number of shares outstanding at the end of the applicable period in period t. Dividends per ADS has been calculated on the basis of 1,039 shares per ADS and does not reflect any deduction for Chilean withholding taxes or for the foreign currency expenses of the Depositary.

Net interest margin:

Net interest revenue divided by average interest earning assets.

Past due loans as a percentage of total loans:

Past due loans divided by total loans. Past due loans include, with respect to any loan, only that portion of principal or interest that is 90 days or more overdue.

Return on average total assets:

Net income divided by average total assets.

Return on average equity:

Net income divided by average equity. Net income and total equity includes minority interest.

Net Operating expenses as a percentage of operating revenue:

Operating expenses divided by operating revenue. Operating revenue consists of net interest revenue, fees and income from services, net and other operating income. Operating expenses consist of personnel salaries, administrative expenses, depreciation and other operating expenses.

Operating expenses as a percentage of average total assets:

Operating expenses divided by average total assets.

U.S. GAAP Return on average total assets:

U.S. GAAP net income divided by average total assets. For the purposes of this calculation, average total assets has  been defined as the sum of the opening and closing total assets for the year then ended divided by two.

U.S. GAAP Return on average equity:

U.S. GAAP net income divided by average equity. For the purposes of this calculation, average equity has been defined as the sum of the opening and closing equity for the year then ended divided by two.